Filed by Healthpeak Properties, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the Securities Exchange Act of 1934

Subject Company: Physicians Realty Trust

Commission File No.: 001-36007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 8, 2024

PHYSICIANS REALTY TRUST

(Exact name of registrant as specified in its charter)

Maryland	001-36007	46-2519850
(State of Organization)	(Commission File Number)	(IRS Employer Identification No.)

309 N. Water Street, Suite 500
Milwaukee, Wisconsin	53202
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (414) 367-5600

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.01 par value per share	DOC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

As previously disclosed, on October 29, 2023, Physicians Realty Trust (“Physicians Realty Trust”) and its operating partnership, Physicians Realty L.P. (“Physicians Realty L.P.”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) among Physicians Realty Trust, Physicians Realty L.P., Healthpeak Properties, Inc. (“Healthpeak”), DOC DR Holdco, LLC, formerly known as Alpine Sub, LLC (“DOC DR Holdco”), and DOC DR, LLC, formerly known as Alpine OP Sub, LLC (“DOC DR OP Sub”). The Merger Agreement provides for (a) the merger of Physicians Realty Trust with and into DOC DR Holdco (the “Company Merger”), with DOC DR Holdco surviving as a wholly owned subsidiary of Healthpeak (the “Company Surviving Entity”), (b) immediately following the effectiveness of the Company Merger, the contribution by Healthpeak to Healthpeak OP, LLC (“Healthpeak OP”) of all of the outstanding equity interests in the Company Surviving Entity (the “Contribution”) and (c) immediately following the Contribution, the merger of Physicians Realty L.P. with and into DOC DR OP Sub (the “Partnership Merger” and, together with the Company Merger, the “Mergers”), with DOC DR OP Sub surviving as a subsidiary of Healthpeak OP.

In connection with the Mergers, Physicians Realty Trust and Healthpeak filed a definitive joint proxy statement/prospectus (the “Proxy Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) with respect to (i) the special meeting of Physicians Realty Trust shareholders to be held by means of remote communication live over the Internet on February 21, 2024, 10:30 a.m., Central Time (the “Physicians Realty Trust special meeting”), which was initially mailed to Physicians Realty Trust shareholders on or about January 11, 2024, and (ii) the special meeting of Healthpeak stockholders to be held by means of remote communication live over the Internet on February 21, 2024, 9:30 a.m., Mountain Time (the “Healthpeak special meeting”), which was initially mailed to Healthpeak stockholders on or about January 11, 2024.

Following the announcement of the Merger Agreement and as of the time of the filing of these Supplemental Disclosures (as defined below), four purported holders of Physicians Realty Trust common shares have filed complaints against Physicians Realty Trust and the members of the Physicians Realty Trust board of trustees. The complaints are captioned: Mark Frascarelli, et al. v. Physicians Realty Trust, et al. (United States District Court for the Southern District of New York - Case No. 1:24-cv-00047) (filed January 4, 2024); Gerhard Kramer v. Physicians Realty Trust, et al. (Circuit Court for the City of Baltimore, Maryland – Case No. 24C24000330) (filed January 16, 2024); Nassim Abd v. Physicians Realty Trust, et al. (United States District Court for the Southern District of New York – Case No. 1:24-cv-00343) (filed January 17, 2024); and Jose Faustino v. Physicians Realty Trust, et al. (United States District Court for the Southern District of New York - Case No. 1:24-cv-00538) (filed January 25, 2024) (collectively, the “Physicians Realty Trust Actions”). In addition, three purported holders of shares of Healthpeak common stock have filed complaints against Healthpeak and the members of the Healthpeak board of directors. The complaints are captioned: Dean Drulias v. Brinker, et al. (Colo. Dist. Ct. Denver Cnty – Case No. 2024-cv-30251) (filed January 25, 2024) (the “Drulias Complaint”); Robert Jones v. Healthpeak Properties, Inc. et al. (United States District Court for the District of Colorado – Case No. 1:24-cv-00278) (filed January 30, 2024); and Michael Smith v. Healthpeak Properties, Inc., et al. (United States District Court for the District of Colorado – Case No. 1:24-cv-00307) (filed February 1, 2024) (the “Healthpeak Actions” and, together with the Physicians Realty Trust Actions, the “Actions”). The complaints in the Actions allege that the defendants violated the federal securities laws or their duties as trustees or directors by allegedly omitting or misstating material information in the Proxy Statement, rendering the Proxy Statement materially deficient. The Drulias Complaint also names Physicians Realty Trust in a claim for aiding and abetting the alleged breaches of fiduciary duties. The plaintiffs in the Actions seek, among other things, to enjoin Physicians Realty Trust and Healthpeak, as applicable, from proceeding with or consummating the Mergers unless and until the defendants disclose material information to address the alleged material deficiencies.

In addition to the Actions, certain purported Physicians Realty Trust shareholders have delivered demand letters (the “Demands,” and together with the Actions, the “Matters”) alleging similar deficiencies and/or omissions regarding the disclosures made in the Proxy Statement. It is possible that additional, similar complaints may be filed, the Actions described above may be amended or additional demand letters may be delivered. Physicians Realty Trust and Healthpeak do not intend to announce the filing of each additional, similar complaint or any amended complaint (including any amended Actions) unless it contains materially new or different allegations.

Physicians Realty Trust and Healthpeak believe that the Matters are without merit. Physicians Realty Trust and Healthpeak deny that any further disclosure beyond that already contained in the Proxy Statement is required under applicable law. Nonetheless, to avoid the risk that the Matters may delay or otherwise adversely affect the consummation of the Mergers and to minimize the expense of defending the Matters, Physicians Realty Trust and Healthpeak are making the following supplemental disclosures to the Proxy Statement (the “Supplemental Disclosures”). Nothing in this Current Report on Form 8-K will be deemed an admission of the legal necessity or materiality under applicable laws of any of the Supplemental Disclosures set forth herein.

These Supplemental Disclosures will not change the merger consideration to be paid to Physicians Realty Trust shareholders in connection with the Company Merger or modify or amend the terms or conditions of the Merger Agreement. The Physicians Realty Trust board of trustees continues to unanimously recommend that Physicians Realty Trust shareholders, and the Healthpeak board of directors continues to unanimously recommend that Healthpeak stockholders, vote “FOR” each of the proposals to be voted on at the Physicians Realty Trust special meeting and the Healthpeak special meeting, respectively, as described in the Proxy Statement.

* * * * *

SUPPLEMENTAL DISCLOSURES TO THE PROXY STATEMENT

These Supplemental Disclosures should be read in conjunction with the disclosures contained in the Proxy Statement, which in turn should be read in its entirety, along with periodic reports and other information Physicians Realty Trust and Healthpeak file with the SEC. To the extent that information herein differs from or updates information contained in the Proxy Statement, the information contained herein supersedes the information contained in the Proxy Statement. All page references are to the Proxy Statement and terms used below, unless otherwise defined, have the meanings ascribed to such terms in the Proxy Statement. New text within restated language from the Proxy Statement is indicated in bold, underlined text (e.g., bold, underlined text) and removed language within the restated language from the Proxy Statement is indicated in strikethrough text (e.g., ~~strikethrough tex~~t), as applicable. The information contained herein speaks only as of February 8, 2024, unless the information indicates another date applies.

The following Supplemental Disclosure replaces in its entirety the first full paragraph on page 47 of the Proxy Statement concerning the Background of the Mergers.

On September 25, 2023, members of Healthpeak management contacted representatives of Morgan Stanley & Co. LLC (“Morgan Stanley”), which had provided various services to Healthpeak in the past, to serve as a financial advisor in connection with a potential business combination with Physicians Realty Trust. Healthpeak engaged Morgan Stanley because of its familiarity with Healthpeak, its reputation as a nationally recognized investment banking firm and its experience in transactions similar to the potential business combination, specifically in the REIT industry.

The following Supplemental Disclosure replaces in its entirety the second full paragraph on page 48 of the Proxy Statement concerning the Background of the Mergers.

Following the meeting, on October 16, 2023, ~~a member of the Physicians Realty Trust board of trustees~~ Governor Thompson contacted KeyBanc Capital Markets Inc. (“KeyBanc”) and asked KeyBanc to serve as an additional financial advisor in connection with the potential business combination with Healthpeak. Physicians Realty Trust engaged KeyBanc because of its familiarity with both Physicians Realty Trust and Healthpeak, its reputation as a nationally recognized investment banking firm and its experience in transactions similar to the potential business combination, specifically in the REIT industry.

The following Supplemental Disclosure adds the following additional paragraphs immediately following the second full paragraph on Page 48 of the Proxy Statement concerning the Background of the Mergers.

In connection with KeyBanc’s services as a financial advisor to the Physicians Realty Trust board of trustees, pursuant to a letter agreement dated October 25, 2023, Physicians Realty Trust will pay KeyBanc a transaction fee of $6.0 million promptly upon the consummation of the Mergers. In addition, Physicians Realty Trust has agreed to reimburse KeyBanc for certain of its expenses and to indemnify KeyBanc and related persons against various potential liabilities, including certain liabilities that may arise in connection with KeyBanc’s engagement.

During the past two years, KeyBanc and its affiliates performed various commercial lending, advisory, equity capital markets and real estate capital services for Physicians Realty Trust and received aggregate compensation from Physicians Realty Trust of approximately $1.3 million (not including any fees in connection with KeyBanc’s engagement in connection with the Mergers). KeyBanc is a lead arranger, and KeyBank National Association, an affiliate of KeyBanc, is the administrative agent under a $1.4 billion credit facility for Physicians Realty Trust. In addition, KeyBank National Association is expected to provide debt financing in connection with the Mergers and receive related compensation estimated between $800,000 and $1.4 million.

KeyBank National Association is also a participating lender in connection with Healthpeak’s existing $3.0 billion unsecured revolving credit facility and sole lender on $4.1 million of mortgage debt to an affiliate of Healthpeak. In addition, KeyBanc has previously provided commercial lending and investment banking services to Healthpeak and during 2021 received approximately $300,000 of fees from Healthpeak in connection with such services.

The following Supplemental Disclosure replaces in its entirety the second and third full paragraphs on Page 51 of the Proxy Statement concerning the Background of the Mergers.

On October 27, 2023, Mr. Thomas and Mr. Brinker had a call to discuss certain remaining open points in the Merger Agreement, including key diligence items, interim operating covenants, post-closing covenants and integration matters. Mr. Thomas raised the possibility of adding an implied premium into the exchange ratio, and Mr. Brinker informed Mr. Thomas that, consistent with Healthpeak’s position throughout the negotiation process, Healthpeak was not open to adding an implied premium to the exchange ratio payable in the proposed business combination. Mr. Thomas and Mr. Brinker then discussed the mechanism for calculating the Exchange Ratio, including the date as of which the Exchange Ratio would be calculated. Mr. Brinker informed Mr. Thomas that the Healthpeak board of directors agreed that five members of the Physicians Realty Trust board of trustees and eight members of the Healthpeak board of directors would serve on the Combined Company’s board, including Mr. Thomas as Vice Chair, and that the ticker for the Combined Company would be “DOC.” During the course of the discussions related to the Mergers, no representative of Healthpeak proposed any increased compensation for Mr. Brinker or any other member of the then-current members of the Healthpeak board of directors as a result of the Mergers.

Following the close of trading on the NYSE on October 27, 2023, the parties reached agreement on the calculation of the final Exchange Ratio. The Exchange Ratio was calculated based on the closing prices of the Healthpeak common stock and Physicians Realty Trust common shares as of October 27, 2023. From October 28, 2023 through October 29, 2023, Physicians Realty Trust’s and Healthpeak’s respective management teams, with the assistance of their respective legal advisors, finalized any remaining open points in the Merger Agreement and related exhibits and disclosure letters.

The following Supplemental Disclosure adds the following additional paragraphs immediately following the fourth full paragraph on Page 51 of the Proxy Statement concerning the Background of the Mergers.

On October 29, 2023, Physicians Realty Trust engaged BMO Capital Markets Corp. (“BMO”) as an additional financial advisor to Physicians Realty Trust. BMO agreed to provide general M&A financial advisory services in connection with the Mergers and advice with respect to Physicians Realty Trust’s pre-existing financing and hedging arrangements in the context of the proposed transactions. As consideration for BMO’s services, Physicians Realty Trust agreed to pay BMO a transaction fee of $2,750,000, to be paid upon consummation of the Mergers. Physicians Realty Trust also has agreed to reimburse BMO for its expenses incurred in connection with its engagement and to indemnify BMO, any controlling person of BMO and each of their respective directors, managers, officers, partners, agents, employees and affiliates against specified liabilities, including liabilities under the federal securities laws. BMO did not provide advice or a report, including on the valuation of Physicians Realty Trust or the fairness of the Exchange Ratio to the holders of Physicians Realty Trust common shares, to the Physicians Realty Trust board of trustees in connection with the Mergers.

During the past two years, BMO and its affiliates have provided M&A advisory and equity capital markets services to Physicians Realty Trust, have entered into certain hedging arrangements with Physicians Realty L.P., and served as a lead arranger and co-bookrunner and co-syndication agent on Physician Realty Trust’s credit facility, and received aggregate compensation from Physicians Realty Trust of approximately $2.5 million. During the past two years, BMO and its affiliates have not provided any advisory services to Healthpeak.

The following Supplemental Disclosure replaces in its entirety the final paragraph beginning on Page 63 of the Proxy Statement concerning the Opinion of Healthpeak’s Financial Advisor.

Based upon the analysis described above and its professional judgment and experience, taking into account, among other things, trends in the economy generally and in industries and sectors in which Healthpeak and Physicians Realty Trust operate, Barclays calculated the ranges of implied equity values per share of (a) Healthpeak common stock by selecting (i) a range of 2024 AFFO Multiples of 10.5x to 12.5x for Healthpeak and applying such range to Healthpeak’s 2024 AFFO as set forth in the Healthpeak Management Projections, on a per share basis, and (ii) a range of Implied Capitalization Rates of 7.5% to 8.5% for Healthpeak and applying such range to Healthpeak’s projected 2024 cash net operating income, as set forth in the Healthpeak Management Projections, in each case, to calculate a range of implied equity values per share, and (b) Physicians Realty Trust common shares by selecting (i) a range of 2024 AFFO Multiples of 10.0x to 12.0x for Physicians Realty Trust and applying such range to Physicians Realty Trust’s 2024 AFFO as set forth in the Physicians Realty Trust Standalone Projections, on a per share basis, and (ii) a range of Implied Capitalization Rates of 7.5% to 8.5% for Physicians Realty Trust and applying such range to Physicians Realty Trust’s projected 2024 cash net operating income, as set forth in the Physicians Realty Trust Standalone Projections, in each case, to calculate a range of implied equity values per share. The following table summarizes the results of these calculations (rounded to the nearest $0.10):

The following Supplemental Disclosure replaces in its entirety the final paragraph beginning on Page 64 of the Proxy Statement concerning the Opinion of Healthpeak’s Financial Advisor.

To calculate the estimated enterprise value of Healthpeak and Physicians Realty Trust using the discounted cash flow method, Barclays added (i) each of Healthpeak’s and Physicians Realty Trust’s projected after-tax unlevered free cash flows for fiscal years 2024 through 2028 based on the Healthpeak Management Projections and the Physicians Realty Trust Standalone Projections, as applicable, to (ii) the “terminal value” of each of Healthpeak and Physicians Realty Trust, as applicable, as of 2028, and discounted such amounts to their present values using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the projected total cash net operating income and adding investment income, subtracting general and administrative and corporate expenses (including stock-based compensation), tenant improvements, leasing commissions and recurring / non-recurring capital expenditures, adjusting for the impact of acquisitions, dispositions, redevelopment, development and the monetization of loan investments, and incorporating changes in working capital and other adjustments. The residual values of Healthpeak and Physicians Realty Trust at the end of the forecast period, or “terminal value,” were estimated by selecting perpetuity growth rates of 4.50% to 5.00% for Healthpeak and 3.25% to 3.75% for Physicians Realty Trust, which perpetuity growth rate ranges were selected based on Barclays’ professional judgment and experience, taking into account, among other things, trends in the economy generally and in industries and sectors in which Healthpeak and Physicians Realty Trust operate, and which were applied to the estimated 2028 unlevered free cash flows of Healthpeak and Physicians Realty Trust, as applicable. The unlevered free cash flows and terminal values were then discounted to present value as of December 31, 2023 using discount rate ranges of 9.00% to 9.50% for Healthpeak and 8.50% to 9.00% for Physicians Realty Trust, in each case, selected based on an analysis of the weighted average cost of capital of Healthpeak and Physicians Realty Trust, respectively. Barclays then calculated a range of implied equity values per share of each of Healthpeak and Physicians Realty Trust by subtracting their respective estimated net debt from their respective enterprise value (and, in the case of Healthpeak, adding non-cash generating assets) using the discounted cash flow method and dividing such amounts by the number of approximately 555.29 million fully diluted shares outstanding of Healthpeak common stock as of December 31, 2023 and approximately 251.56 million fully diluted Physicians Realty Trust common shares as of December 31, 2023, respectively. The following table summarizes the results of these calculations (rounded to the nearest $0.10):

The following Supplemental Disclosure replaces in its entirety the second full paragraph on page 70 of the Proxy Statement concerning the Opinion of Physicians Realty Trust’s Financial Advisor.

Physicians Realty Trust Financial Analyses

Selected Publicly Traded Companies Analysis

BofA Securities reviewed publicly available financial and stock market information for Physicians Realty Trust and the following two publicly traded companies in the healthcare real estate industry:

•	Healthcare Realty Trust Incorporated

•	Global Medical REIT Inc.

The publicly traded companies used by BofA Securities for its analysis were selected on the basis of BofA Securities’ professional experience and judgment.

The following Supplemental Disclosure replaces in its entirety the final paragraph beginning on page 70 of the Proxy Statement concerning the Opinion of Physicians Realty Trust’s Financial Advisor.

BofA Securities then applied calendar year 2024 EV/EBITDA multiples of 12.8x to 14.0x derived from the selected publicly traded companies based on BofA Securities’ professional experience and judgment to Physicians Realty Trust’s calendar year 2024 estimated Adjusted EBITDA to determine implied per share equity values for Physicians Realty Trust. Similarly, BofA Securities applied calendar year 2024 estimated FFO per share multiples of 8.6x to 9.4x, derived from the selected publicly traded companies based on BofA Securities’ professional experience and judgment, taking into account, among other things, trends in the economy generally and in industries and sectors in which Healthpeak and Physicians Realty Trust operate, to Physicians Realty Trust’s calendar year 2024 estimated FFO to determine implied per share equity values for Physicians Realty Trust. Similarly, BofA Securities applied calendar year 2024 estimated AFFO per share multiples of 8.9x to 11.7x, derived from the selected publicly traded companies based on BofA Securities’ professional experience and judgment, taking into account, among other things, trends in the economy generally and in industries and sectors in which Healthpeak and Physicians Realty Trust operate, to Physicians Realty Trust’s calendar year 2024 estimated AFFO to determine implied per share equity values. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, and estimated financial data of Physicians Realty Trust were based on the Physicians Realty Trust Standalone Projections. This analysis indicated the following approximate implied per share equity value reference ranges for Physicians Realty Trust, as compared to the per share price of Physicians Realty Trust common shares implied by the Exchange Ratio in the Company Merger, calculated based on the closing price of Healthpeak common stock on October 27, 2023, multiplied by the Exchange Ratio:

The following Supplemental Disclosure replaces in its entirety the second full paragraph on page 71 of the Proxy Statement concerning the Opinion of Physicians Realty Trust’s Financial Advisor.

Discounted Cash Flow Analysis

BofA Securities performed a discounted cash flow analysis of Physicians Realty Trust to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Physicians Realty Trust was forecasted to generate during Physicians Realty Trust’s fiscal years 2024 through 2028 based on the Physicians Realty Trust Standalone Projections. BofA Securities calculated terminal values for Physicians Realty Trust by applying terminal forward multiples of 14.5x to 17.5x to Physicians Realty Trust’s estimated fiscal year 2028 Adjusted EBITDA. The range of terminal forward multiples was selected based on BofA Securities’ professional experience and judgment. The cash flows and terminal values were then discounted to present value as of December 31, 2023, assuming a mid-period convention for cash flows, using discount rates ranging from 8.7% to 10.0%, which were based on an estimate of Physicians Realty Trust’s weighted average cost of capital. This analysis indicated the following approximate implied per share equity value reference ranges for Physicians Realty Trust as compared to the per share price of Physicians Realty Trust implied by the Exchange Ratio in the Company Merger:

Implied Per Share Equity Value Reference Range for Physicians Realty Trust	Per Share Price Implied by Exchange Ratio
$10.45 – $14.37	$11.07

The following Supplemental Disclosure replaces in its entirety the fourth full paragraph on page 71 of the Proxy Statement concerning the Opinion of Physicians Realty Trust’s Financial Advisor.

Healthpeak Financial Analyses

Selected Publicly Traded Companies Analysis

BofA Securities reviewed publicly available financial and stock market information for Healthpeak and the following three publicly traded companies in the healthcare real estate industry:

•	Alexandria Real Estate Equities, Inc.

•	Healthcare Realty Trust Incorporated

•	Physicians Realty Trust

The publicly traded companies used by BofA Securities for its analysis were selected on the basis of BofA Securities’ professional experience and judgment.

The following Supplemental Disclosure replaces in its entirety the second full paragraph on page 72 of the Proxy Statement concerning the Opinion of Physicians Realty Trust’s Financial Advisor.

BofA Securities then applied calendar year 2024 EV/EBITDA multiples of 14.0x to 16.0x derived from the selected publicly traded companies based on BofA Securities’ professional experience and judgment to Healthpeak’s calendar year 2024 estimated Adjusted EBITDA, to determine implied per share equity values for Healthpeak. Similarly, BofA Securities applied calendar year 2024 estimated FFO per share multiples of 8.6x to 10.6x, derived from the selected publicly traded companies based on BofA Securities’ professional experience and judgment, taking into account, among other things, trends in the economy generally and in industries and sectors in which Healthpeak and Physicians Realty Trust operate, to Healthpeak’s calendar year 2024 estimated FFO to determine implied per share equity values for Healthpeak. Similarly, BofA Securities applied calendar year 2024 estimated AFFO per share multiples of 10.9x to 12.0x, derived from the selected publicly traded companies based on BofA Securities’ professional experience and judgment, taking into account, among other things, trends in the economy generally and in industries and sectors in which Healthpeak and Physicians Realty Trust operate, to Healthpeak’s calendar year 2024 estimated AFFO to determine implied per share equity values. Estimated financial data of the selected publicly traded companies were based on public filings and publicly available research analysts’ estimates, and estimated financial data of Healthpeak were based on the Healthpeak Adjusted Standalone Projections. This analysis indicated the following approximate implied per share equity value reference ranges for Healthpeak, as compared to the closing per share price of Healthpeak common stock on October 27, 2023:

The following Supplemental Disclosure replaces in its entirety the fourth full paragraph on page 72 of the Proxy Statement concerning the Opinion of Physicians Realty Trust’s Financial Advisor.

BofA Securities performed a discounted cash flow analysis of Healthpeak to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Healthpeak was forecasted to generate during Healthpeak’s fiscal years 2024 through 2028 based on the Healthpeak Adjusted Standalone Projections. BofA Securities calculated terminal values for Healthpeak by applying terminal forward multiples of 13.5x to 18.0x to Healthpeak’s fiscal year 2028 estimated Adjusted EBITDA. The range of terminal forward multiples was selected based on BofA Securities’ professional experience and judgment. The cash flows and terminal values were then discounted to present value as of December 31, 2023, assuming a mid-period convention for cash flows, using discount rates ranging from 9.0% to 10.4%, which were based on an estimate of Healthpeak’s weighted average cost of capital. From the resulting enterprise values, BofA Securities deducted estimated net debt as of the end of the fourth quarter of fiscal year 2023 to derive equity values.

The following Supplemental Disclosure replaces in its entirety the final paragraph beginning on page 75 of the Proxy Statement concerning the Opinion of Physicians Realty Trust’s Financial Advisor.

Physicians Realty Trust has agreed to pay BofA Securities for its services in connection with the Company Merger an aggregate fee of $18 million, ~~a portion~~ $2 million of which was payable in connection with its opinion and ~~a significant portion~~ $16 million of which is contingent upon the completion of the transaction. Physicians Realty Trust also has agreed to reimburse BofA Securities for its expenses incurred in connection with BofA Securities’ engagement and to indemnify BofA Securities, any controlling person of BofA Securities and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

The following Supplemental Disclosure adds the following additional paragraph immediately following the final paragraph on page 87 of the Proxy Statement concerning Physicians Realty Trust’s Officer Employment Agreements.

The foregoing summary of the executive officers’ employment agreements is not complete and is qualified in its entirety by reference to the full texts of the respective employment agreements, which are attached as Exhibits 10.1 – 10.10 to the Current Report on Form 8-K filed by Physicians Realty Trust with the SEC on October 20, 2023.

-END OF SUPPLEMENT TO DEFINITIVE PROXY STATEMENT-

Forward-Looking Statements

This Current Report on Form 8-K may include “forward-looking statements,” including but not limited to those regarding the proposed transactions between Physicians Realty Trust and Healthpeak within the meaning of the Private Securities Litigation Reform Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Healthpeak and Physicians Realty Trust operate and beliefs of and assumptions made by Healthpeak management and Physicians Realty Trust management, involve uncertainties that could significantly affect the financial or operating results of Healthpeak, Physicians Realty Trust or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “predicts,” “projects,” “forecasts,” “will,” “may,” “potential,” “can,” “could,” “should,” “pro forma,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transactions involving Healthpeak and Physicians Realty Trust, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that Healthpeak and Physicians Realty Trust expects or anticipates will occur in the future — including statements relating to creating value for shareholders, benefits of the proposed transactions to clients, tenants, employees, shareholders and other constituents of the combined company, integrating the companies, cost savings and the expected timetable for completing the proposed transactions — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Healthpeak and Physicians Realty Trust believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, Healthpeak and Physicians Realty Trust can give no assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed merger and the timing of the closing of the proposed merger; securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the proposed merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transactions; the ability to secure favorable interest rates on any borrowings incurred in connection with the proposed transactions; the impact of indebtedness incurred in connection with the proposed transactions; the ability to successfully integrate portfolios, business operations, including properties, tenants, property managers and employees; the ability to realize anticipated benefits and synergies of the proposed transactions as rapidly or to the extent anticipated by financial analysts or investors; potential liability for a failure to meet regulatory or tax-related requirements, including the maintenance of REIT status; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; potential changes to tax legislation; changes in demand for developed properties; adverse changes in the financial condition of joint venture partner(s) or major tenants; risks associated with the acquisition, development, expansion, leasing and management of properties; risks associated with the geographic concentration of Healthpeak or Physicians Realty Trust; risks associated with the industry concentration of tenants; the potential impact of the announcement of the proposed transactions or consummation of the proposed transactions on business relationships, including with clients, tenants, property managers, customers, employees and competitors; risks related to diverting the attention of Healthpeak’s and Physicians Realty Trust’s management from ongoing business operations; unfavorable outcomes of any legal proceedings that have been or may be instituted against Healthpeak or Physicians Realty Trust; costs related to uninsured losses, condemnation, or environmental issues, including risks of natural disasters; the ability to retain key personnel; costs, fees, expenses and charges related to the proposed transactions and the actual terms of the financings that may be obtained in connection with the proposed transactions; changes in local, national and international financial markets, insurance rates and interest rates; general adverse economic and local real estate conditions; risks related to the market value of shares of Healthpeak common stock to be issued in the transaction; the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; foreign currency exchange rates; increases in operating costs and real estate taxes; changes in dividend policy or ability to pay dividends for Healthpeak or Physicians Realty Trust common shares; impairment charges; unanticipated changes in Healthpeak’s or Physicians Realty Trust’s intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity; pandemics or other health crises, such as coronavirus (COVID-19); and those additional risks and factors discussed in reports filed with the SEC by Healthpeak and Physicians Realty Trust. Moreover, other risks and uncertainties of which Healthpeak or Physicians Realty Trust are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Healthpeak or Physicians Realty Trust on their respective websites or otherwise. Neither Healthpeak nor Physicians Realty Trust undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed merger, on December 15, 2023, Healthpeak filed with the SEC a registration statement on Form S-4, which includes a document that serves as a prospectus of Healthpeak and a joint proxy statement of Healthpeak and Physicians Realty Trust (the “joint proxy statement/ prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. The Form S-4 became effective on January 11, 2024. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Healthpeak and Physicians Realty Trust commenced mailing the definitive joint proxy statement/prospectus to stockholders on or about January 11, 2024. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Healthpeak and Physicians Realty Trust with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Healthpeak with the SEC are available free of charge on Healthpeak’s website at www.healthpeak.com or by contacting Healthpeak’s Corporate Secretary at (720) 428-5050. Copies of the documents filed by Physicians Realty Trust with the SEC are available free of charge on Physicians Realty Trust’s website at www.docreit.com or by contacting Physicians Realty Trust’s Investor Relations at (414) 367-5600.

Participants in the Solicitation

Physicians Realty Trust and Healthpeak and their respective trustees or directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about trustees and executive officers of Physicians Realty Trust is available in the Physicians Realty Trust proxy statement for its 2023 Annual Meeting, which was filed with the SEC on March 23, 2023. Information about directors and executive officers of Healthpeak is available in the Healthpeak proxy statement for its 2023 Annual Meeting, which was filed with the SEC on March 17, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. Investors may obtain free copies of these documents from Physicians Realty Trust and Healthpeak as indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 8, 2024		PHYSICIANS REALTY TRUST

		By:	/s/ John T. Thomas
John T. Thomas
President and Chief Executive Officer